UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

LUFAX HOLDING LTD

(Name of Subject Company (Issuer))

Ping An Insurance (Group) Company of China, Ltd.

An Ke Technology Company Limited

China Ping An Insurance Overseas (Holdings) Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value US$0.00001

(Title of Class of Securities)

G5700Y209

(Cusip Number of Class of Securities)

American Depositary Shares (ADS) each representing

two Ordinary Shares, par value US$0.00001

(Title of Class of Securities)

54975P201

(Cusip Number of Class of Securities)

Ping An Insurance (Group) Company of China, Ltd.

Attention: Xiaoxiao Shen

47th, 48th, 109th, 110th, 111th, 112th Floors, Ping An Finance Center

No. 5033 Yitian Road, Futian District, Shenzhen, China

+86 400 886 6338

An Ke Technology Company Limited

Attention: Yanmei Dong

23/F, Two International Finance Centre

8 Finance Street, Central, Hong Kong, China

+86 0755 2262 7970

China Ping An Insurance Overseas (Holdings) Limited

Attention: Pannie Yiu

23/F, Two International Finance Centre

8 Finance Street, Central, Hong Kong, China

+852 37629092

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute this “Schedule TO”) is filed by An Ke Technology Company Limited, a company incorporated in Hong Kong with limited liability (“An Ke”), China Ping An Insurance Overseas (Holdings) Limited, a company incorporated in Hong Kong with limited liability (“PAOH”, and together with An Ke, the “Joint Offerors”), and Ping An Insurance (Group) Company of China, Ltd. (中國平安保險(集團)股份有限公司), a company established as a joint stock company under the laws of the People’s Republic of China and parent company of the Joint Offerors (“Ping An Group”, and together with the Joint Offerors, the “Offeror Group”), for outstanding ordinary shares, par value $0.00001 per share (each, an “Ordinary Share” and collectively, the “Ordinary Shares”), and American Depositary Shares each representing two Ordinary Shares (each, an “ADS” and collectively, the “ADSs”) of Lufax Holding Ltd, a company with limited liability incorporated in the Cayman Islands (“Lufax”), other than the Ordinary Shares owned by the Joint Offerors, at a purchase price of $1.127 per Ordinary Share and $2.254 per ADS, net to the seller in cash, without interest (the “Offer Price”) and less taxes required to be withheld, upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash dated September 27, 2024 (the “US Offer Document”) and the related BLUE Form of Acceptance (“US Form of Acceptance”), WHITE Form of Acceptance (“Non-US Form of Acceptance”), and Letter of Transmittal (“Letter of Transmittal”). The US Form of Acceptance, Non-US Form of Acceptance, the Letter of Transmittal, and the US Offer Document, as each may be amended and supplemented from time to time, constitute the “Offer”. This Schedule TO is being filed on behalf of Offeror Group.

The information set forth in the US Offer Document, Letter of Transmittal, the US Form of Acceptance, and Non-US Form of Acceptance, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(E), and (a)(1)(F) hereto, respectively, is incorporated by reference in answers to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the sections of the US Offer Document entitled “Summary Term Sheet” and “Questions and Answers” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a) Name and Address. The name of the subject company and the issuer of securities to which this Schedule TO relates is Lufax Holding Ltd, a company with limited liability incorporated in the Cayman Islands. Lufax’s principal executive offices are located at Building No. 6 Lane 2777, Jinxiu East Road, Pudong New District, Shanghai, People’s Republic of China, and its telephone number is +86 21-3863-6278. The information set forth in the US Offer Document under the caption “General Information Relating to the Lufax Group – Miscellaneous “ is incorporated herein by reference.

(b) Securities. The information set forth in the US Offer Document under the caption “Letter from the Lufax Board – Information on the Lufax Group – Public Float and Shareholdings in Lufax” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the US Offer Document under caption “Letter from Morgan Stanley and the Offeror Group - Highest and Lowest Prices of Lufax Shares and Lufax ADSs” is incorporated herein by reference. The ADSs are traded on The New York Stock Exchange under the symbol “LU.” The Ordinary Shares are traded on the Hong Kong Stock Exchange under the stock code “6623.”

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a) Name and Address. The information set forth in the US Offer Document under the caption “General Information of the Offeror Group – Miscellaneous” is incorporated herein by reference.

(b) Business and Background of Entities. The information set forth in the US Offer Document under the caption “Special Factors – Business of the Offeror Group” is incorporated herein by reference.

None of the filing entities has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

None of the filing entities has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c) Business and Background of Natural Persons

The information set forth in the US Offer Document under the caption “Special Factors – Business of the Offeror Group” is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

(a) Material Terms.

(1) Tender Offers. The information set forth in the US Offer Document under the following captions is incorporated herein by reference:

•	“Summary Term Sheet – Tax Consequences for US Shareholders and ADS Holders”

•	“Questions and Answers – How long do I have to accept this Offer?”

•	“Questions and Answers – Can this Offer be extended and under what circumstances?”

•	“Questions and Answers – What are the material US federal income tax consequences to a US Holder participating in this Offer?”

•	“Letter from Morgan Stanley and the Offeror Group – The Lufax Offers”

•	“Letter from Morgan Stanley and the Offeror Group – Acceptance and Settlement of the Offer”

•	“Further Terms and Procedures for Acceptance of the Offer – Procedures for ADS Holders and US Shareholders”

•	“Further Terms and Procedures for Acceptance of the Offer – Acceptance Period and Revisions”

•	“Further Terms and Procedures for Acceptance of the Offer – Right of Withdrawal under this Offer”

(xi) A brief statement as to the accounting treatment of the transaction, if material. Lufax has become a non-wholly-owned subsidiary of Ping An Group after the allotment and issuance of the new Ordinary Shares under the Lufax Scrip Dividend Scheme. The financial results of Lufax have been consolidated into the consolidated financial statements of Ping An Group since July 2024. The accounting treatment will remain the same after the transaction.

(2) Merger or Similar Transaction. Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Transactions. The information set forth in the US Offer Document under caption “Special Factors – Past Contracts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the US Offer Document under caption “Special Factors – Past Contracts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

(c) Agreements Involving the Subject Company’s Securities. The information set forth in the US Offer Document under caption “Special Factors – Past Contracts, Transactions, Negotiations and Agreements” is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a) Purposes. The information set forth in “Letter from Morgan Stanley and the Offeror Group – Intention of the Offeror Group in Relation to the Lufax Group” in the US Offer Document is incorporated herein by reference.

(b) Plans. The information set forth in “Letter from Morgan Stanley and the Offeror Group – Intention of the Offeror Group in Relation to the Lufax Group” in the US Offer Document is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) Source of Funds. The information set forth in the US Offer Document under caption “Letter from Morgan Stanley and the Offeror Group – The Lufax Offers – Financial Resources Available to the Joint Offerors”, “Questions and Answers – Do the Joint Offerors have the financial resources to make payment of the consideration for this Offer?” and “Special Factors – Source and Amount of Funds or Other Consideration” is incorporated herein by reference.

(b) Conditions. Not applicable.

(c) Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership. The information set forth in the US Offer Document under the caption “General Information Relating to the Offeror Group – Disclosure of Interests”, “Letter from the Lufax Board – Information on the Lufax Group – Public Float and Shareholdings in Lufax, and “Special Factors – Interest in Securities of the Subject Company” is incorporated herein by reference.

(b) Securities Transactions. None.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a) Solicitations or Recommendations. The information set forth in the US Offer Document under caption “Special Factors – Persons/Assets, Retained, Employed, Compensated or Used” is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS

(a) Financial Information. The information set forth in the US Offer Document under caption “Financial Information of the Lufax Group” and “Special Factors – Financial Information of the Joint Offerors” is incorporated by reference.

(b) Pro Forma Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)	Any present or proposed material agreement, arrangement, understanding or relationship between the Joint Offerors and the subject company (other than already disclosed). None.

(2)

Applicable regulatory requirements or approvals. The information set forth in “Letter from Morgan Stanley and the Offeror Group – The Lufax Offers” in the US Offer Document is incorporated herein by reference.

(3)	Applicability of any antitrust laws. None.

(4)	Applicability of margin requirements. None.

(5)	Any material pending legal proceedings. None.

(c) Other Material Information. None.

ITEM 12. EXHIBITS

Exhibit Number	Document

(a)(1)(A)	US Offer Document, dated September 27, 2024

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees

(a)(1)(E)	US Form of Acceptance

(a)(1)(F)	Non-US Form of Acceptance

(a)(5)(A)	New York Times advertisement, dated September 27, 2024

(a)(5)(B)	Joint Press Release, dated July 3, 2024, issued by Morgan Stanley for and on behalf of the Joint Offerors (incorporated by reference to the Schedule TO-C filed by the Joint Offerors with the SEC on July 3, 2024)

(b)	Not applicable

(g)	Not applicable

(h)	Not applicable

107	Filing Fee Exhibit

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

ITEM 1. Summary Term Sheet

The information set forth in the US Offer Document under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers”

ITEM 2. Subject Company Information

(a) Name and Address. The name of the subject company and the issuer of securities to which this Statement relates is Lufax Holding Ltd, a limited liability company incorporated in the Cayman Islands. Lufax’s principal executive offices are located at Building No. 6, Lane 2777, Jinxiu East Road, Pudong New District, Shanghai, People’s Republic of China, and its telephone number is +86 21-3863-6278. The information set forth in the US Offer Document under the caption “General Information Relating to the Lufax Group – Miscellaneous” is incorporated herein by reference.

(b) Securities. The information set forth in the US Offer Document under the following caption is incorporated herein by reference:

•	“Letter from the Lufax Board – Information on the Lufax Group – Public Float and Shareholdings in Lufax”

(c) Trading Market and Price. The information set forth in the US Offer Document under the following caption is incorporated herein by reference:

•	“Letter from Morgan Stanley and the Offeror Group – Highest and Lowest Prices of Lufax Shares and Lufax ADSs”

(d) Dividends. During the past two years, Lufax distributed cash dividends to its shareholders as follows: US$0.68 per ordinary share (US$0.34 per ADS) in April 2022, based on its net profits for the financial year 2021; US$0.34 per ordinary share (US$0.17 per ADS) in October 2022, based on its net profits for the six-month period ended June 30, 2022; US$0.10 per ordinary share (US$0.05 per ADS) in April 2023, based on the profits for the six-month period ended December 31, 2022; and US$0.078 per ordinary share (US$0.039 per ADS) in October 2023, based on the profits for the six-month period ended June 30, 2023. For the years ended December 31, 2022 and 2023, dividends made to U.S. investors were RMB7,628.6 million (US$1,074.4 million) and RMB1,438.8 million (US$202.6 million).

(e) Prior Public Offering. Not applicable.

(f) Prior Stock Purchase. None.

ITEM 3. Identity and Background of Filing Persons

(a) Name and address. The information set forth under the caption “General Information of the Offeror Group–Miscellaneous” in the US Offer Document is incorporated herein by reference.

(b) Business and Background of Entities. The information set forth in the US Offer Document under the caption “Special Factors – Business of the Offeror Group” is incorporated herein by reference.

None of the Filing Persons has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanours).

None of the Filing Persons has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c) Business and Background of Natural Persons. The information set forth in the US Offer Document under the following captions is incorporated herein by reference:

•	“Letter from the Lufax Board – Information on the Lufax Group – Public Float and Shareholdings in Lufax”

ITEM 4. Terms of the Transaction

(a) Material Terms.

(1) Tender Offers. The information set forth in the US Offer Document under the following captions is incorporated herein by reference:

•	Summary Term Sheet under the caption “Tax Consequences for US Shareholders and ADS Holders”

•	“Questions and Answers – How long do I have to accept this Offer?”

•	“Questions and Answers – Can this Offer be extended and under what circumstances?”

•	“Questions and Answers – What are the material US federal income tax consequences to a US Holder participating in this Offer?”

•	“Letter from Morgan Stanley and the Offeror Group – The Offers”

•	“Letter from Morgan Stanley and the Offeror Group – Acceptance and Settlement of the Offer”

•	“Further Terms and Procedures for Acceptance of the Lufax Offers – Procedures for ADS Holders and US Shareholders”

•	“Further Terms and Procedures for Acceptance of the Lufax Offers – Acceptance Period and Revisions”

•	“Further Terms and Procedures for Acceptance of the Lufax Offers – Right of Withdrawal under this Offer”

(xi) A brief statement as to the accounting treatment of the transaction, if material. Lufax has become a non-wholly-owned subsidiary of Ping An Group after the allotment and issuance of the new Ordinary Shares under the Lufax Scrip Dividend Scheme. The financial results of Lufax have been consolidated into the consolidated financial statements of Ping An Group since July 2024. The accounting treatment will remain the same after the transaction.

(2) Mergers or Similar Transactions. Not applicable.

(c) Different Terms. The information set forth in the US Offer Document under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers”

(d) Appraisal Rights. The information set forth in the US Offer Document under the following captions is incorporated herein by reference:

•	“Summary Term Sheet – No Appraisal Rights”

•	“Special Factors – Position of the Offeror Group Regarding Fairness of this Offer”

(e) Provisions for unaffiliated shareholders. The Filing Persons have not made any provision in connection with the transaction to grant unaffiliated security holders access to its corporate files or to obtain counsel or appraisal services at its expense.

(f) Eligibility of Listing or Trading. Not applicable.

ITEM 5. Past Contracts, Transactions, Negotiations and Agreements

(a)-(c) Transactions; Significant Corporate Events; Negotiations or Contacts. The information set forth in the US Offer Document under the following caption is incorporated herein by reference:

•	“Special Factors – Past Contracts, Transactions, Negotiations and Agreements”

(e) Agreements Involving the Subject Company’s Securities. Negotiations or Contacts. The information set forth in the US Offer Document under the following caption is incorporated herein by reference:

•	“Special Factors – Past Contracts, Transactions, Negotiations and Agreements”

ITEM 6. Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the US Offer Document under the following caption is incorporated herein by reference:

•	“Letter from Morgan Stanley and the Offeror Group – Intention of the Offeror Group in Relation to the Lufax Group”

(c)(1)-(8) Plans. The information set forth in the US Offer Document under the following caption is incorporated herein by reference:

•	“Letter from Morgan Stanley and the Offeror Group – Intention of the Offeror Group in Relation to the Lufax Group”

ITEM 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the US Offer Document under the following captions is incorporated herein by reference:

•	“Letter from Morgan Stanley and the Offeror Group – Intention of the Offeror Group in Relation to the Lufax Group”

•	“Special Factors – Purposes of the Transaction and Plans or Proposals”

(b)-(c) Alternatives; Reasons. The information set forth in the US Offer Document under the following caption is incorporated herein by reference:

•	“Special Factors – Purposes of the Transaction and Plans or Proposals”

(d) Effects. The information set forth in the US Offer Document under the following captions is incorporated herein by reference:

•	“Special Factors – Purposes of the Transaction and Plans or Proposals”

•	“Special Factors – Interest in Securities of the Subject Company”

•	“Special Factors – Tax Consequences”

ITEM 8. Fairness of the Transaction

(a)-(b) Fairness. The information set forth in the US Offer Document under the following caption is incorporated herein by reference:

•	“Special Factors – Position of the Offeror Group Regarding Fairness of this Offer”

(c) Approval of Security Holders. The information set forth in the US Offer Document under the following caption is incorporated herein by reference:

•	“Special Factors – Position of the Offeror Group Regarding Fairness of this Offer”

(d) Unaffiliated Representative. The information set forth in the US Offer Document under the following caption is incorporated herein by reference:

•	“Special Factors – Position of the Offeror Group Regarding Fairness of this Offer”

•	“Letter from the Lufax Independent Board Committee”

(e) Approval of Directors. The information set forth in the US Offer Document under the following caption is incorporated herein by reference:

•	“Special Factors – Position of the Offeror Group Regarding Fairness of this Offer”

•	“Letter from the Lufax Independent Board Committee”

(f) Other Offers. None.

ITEM 9. Reports, Opinions, Appraisals and Negotiations

(a)-(c) Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal; Availability of documents. The information set forth in the US Offer Document under the following caption is incorporated herein by reference:

•	“Special Factors – Reports, Opinions, or Appraisals”

ITEM 10. Source and Amount of Funds or Other Consideration

(a) Source of Funds. The information set forth in the US Offer Document under the following captions is incorporated herein by reference:

•	“Letter from Morgan Stanley and the Offeror Group – Financial Resources Available to the Joint Offerors”

•	“Questions and Answers – Do the Joint Offerors have the financial resources to make payment of the consideration for this Offer?”

•	“Special Factors – Source and Amount of Funds or Other Consideration”

(b) Conditions. Not applicable.

(c) Expenses. The information set forth in the US Offer Document under the following captions is incorporated herein by reference:

•	“Special Factors – Fees and Expenses”

(d) Borrowed Funds. Not applicable.

ITEM 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the US Offer Document under the following captions is incorporated herein by reference:

•	“General Information Relating to the Offeror Group – Disclosure of Interests”

•	“Letter from the Lufax Board – Information on the Lufax Group – Public Float and Shareholdings in Lufax”

•	“Special Factors – Interest in Securities of the Subject Company”

(b) Securities Transaction. The information set forth in the US Offer Document under the following caption is incorporated herein by reference:

•	“Special Factors – Interest in Securities of the Subject Company”

ITEM 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the US Offer Document under the following captions is incorporated herein by reference:

•	“Special Factors – Position of the Offeror Group Regarding Fairness of this Offer”

(e) Recommendations of Others. The information set forth in the US Offer Document under the following captions is incorporated herein by reference:

•	“Letter from the Lufax Independent Board Committee”

ITEM 13. Financial Statements

(a) Financial Information. The information set forth in the US Offer Document under the following captions is incorporated herein by reference:

•	“Financial Information of the Lufax Group”

(b) Pro Forma Information. Not applicable.

ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitation or Recommendations. The information set forth in the US Offer Document under the following caption is incorporated herein by reference:

•	“Special Factors – Persons/Assets, Retained, Employed, Compensated or Used”

(b) Employees and Corporate Assets. None.

ITEM 15. Additional Information

(b) Other Material Information. The information set forth in the US Offer Document, including all annexes thereto, is incorporated herein by reference.

ITEM 16. Exhibits

Exhibit Number	Document

(a)(1)(A)	US Offer Document, dated September 27, 2024

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees

(a)(1)(E)	US Form of Acceptance

(a)(1)(F)	Non-US Form of Acceptance

(a)(5)(A)	New York Times advertisement, dated September 27, 2024

(a)(5)(B)	Joint Press Release, dated July 3, 2024, issued by Morgan Stanley for and on behalf of the Joint Offerors (incorporated by reference to the Schedule TO-C filed by the Joint Offerors with the SEC on July 3, 2024)

(b)	Not applicable

(c)	Not applicable

(d)(1)	Amended and Restated Option Agreement, dated November 27, 2015, among Mr. Jingkui Shi, Mr. Xuelian Yang, An Ke Technology Company Limited and Lanbang Investment Company Limited (incorporated by reference to the Schedule 13D filed by the Joint Offerors with the SEC on August 13, 2024)

(d)(2)	Option Agreement, dated November 27, 2015, among Lanbang Investment Company Limited, An Ke Technology Company Limited and Tun Kung Company Limited (incorporated by reference to the Schedule 13D filed by the Joint Offerors with the SEC on August 13, 2024)

(d)(3)	Option Agreement, dated November 28, 2014, among Mr. Jingkui Shi, Mr. Xuelian Yang, Shenzhen Ping An Financial Technology Consulting Co. Ltd. and Shanghai Lanbang Investment Limited Liability Company (incorporated by reference to the Schedule 13D filed by the Joint Offerors with the SEC on August 13, 2024)

(g)	Not applicable

(h)	Not applicable

[Remainder of the page is intentionally left blank]

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 27, 2024	PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

	By:	/s/ Xie Yonglin
	Name:	Xie Yonglin
	Title:	Executive Director, President and Co-CEO

Dated: September 27, 2024	AN KE TECHNOLOGY COMPANY LIMITED

	By:	/s/ WANG, Shiyong
	Name:	WANG, Shiyong
	Title:	Director

Dated: September 27, 2024	CHINA PING AN INSURANCE OVERSEAS (HOLDINGS) LIMITED

	By:	/s/ Tung Hoi
	Name:	Tung Hoi
	Title:	Director

EXHIBIT INDEX

Exhibit Number	Document

(a)(1)(A)	US Offer Document, dated September 27, 2024

(a)(1)(B)	Form of Letter of Transmittal

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and other Nominees

(a)(1)(E)	US Form of Acceptance

(a)(1)(F)	Non-US Form of Acceptance

(a)(5)(A)	New York Times advertisement, dated September 27, 2024

(a)(5)(B)	Joint Press Release, dated July 3, 2024, issued by Morgan Stanley for and on behalf of the Joint Offerors (incorporated by reference to the Schedule TO-C filed by the Joint Offerors with the SEC on July 3, 2024)

(b)	Not applicable

(c)	Not applicable

(d)(1)	Amended and Restated Option Agreement, dated November 27, 2015, among Mr. Jingkui Shi, Mr. Xuelian Yang, An Ke Technology Company Limited and Lanbang Investment Company Limited (incorporated by reference to the Schedule 13D filed by the Joint Offerors with the SEC on August 13, 2024)

(d)(2)	Option Agreement, dated November 27, 2015, among Lanbang Investment Company Limited, An Ke Technology Company Limited and Tun Kung Company Limited (incorporated by reference to the Schedule 13D filed by the Joint Offerors with the SEC on August 13, 2024)

(d)(3)	Option Agreement, dated November 28, 2014, among Mr. Jingkui Shi, Mr. Xuelian Yang, Shenzhen Ping An Financial Technology Consulting Co. Ltd. and Shanghai Lanbang Investment Limited Liability Company (incorporated by reference to the Schedule 13D filed by the Joint Offerors with the SEC on August 13, 2024)

(g)	Not applicable

(h)	Not applicable

107	Filing Fee Exhibit